                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-51420

Prospectus

                               GRAPHON CORPORATION

                         300,000 shares of Common Stock

                                ----------------


         The persons named on page 8 of this prospectus, whom we call the "selling stockholders," may use this prospectus to offer and sell from time to time up to 300,000 shares of our common stock. We are registering these shares for offer and sale as required under the terms of a registration rights agreement between us and the selling stockholders. Our registration of the offered shares does not mean that any or all of the selling stockholders will offer or sell any of these shares. We will receive no proceeds of any sales of the offered shares by the selling stockholders.

         Our common stock is quoted on The Nasdaq National Market under the symbol "GOJO." The closing price of our common stock on December 20, 2000 was $1.38 per share.

         Please read the Risk Factors beginning on page 3 of this prospectus before making a decision to invest in our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                                ----------------



                                 December 20, 2000
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                                  OUR BUSINESS

         We develop, market, sell and support server-based software for the enterprise computing environment. Server-based computing, sometimes referred to as thin-client computing, is a computing model where traditional desktop software applications are relocated to run entirely on a server or host computer. Our technology uses a small software program at each desktop, which allows the user to interface with an application as if it were running on the user's desktop computer. This centralized deployment and management of applications reduces the complexity and total costs associated with enterprise computing. In addition, the ability to access such applications over the Internet creates new operational models and sales channels. We provide the technology to access applications over the Internet. Our server-based technology works on today's most powerful personal computer or low-end network computer, without application rewrites or changes to the corporate computing infrastructure.

         We have established strategic alliances with technology leaders such as Sun Microsystems, Compuware and Corel, who have licensed our technology. Using our technology, Sun Microsystems provides its network computers access to UNIX applications. Compuware has expressed its intention to use our technology to provide access over the Internet to applications built with its UNIFACE product. Corel currently plans to use our technology to provide access to some of its applications, such as WordPerfect(TM), over the Internet.

         We are headquartered in Morgan Hill, California with offices in Bellevue, Washington, Concord, New Hampshire, and Reading, United Kingdom.

         We were incorporated in California in 1982 and reincorporated in Delaware in July, 1999. Our executive offices are located at 400 Cochrane Circle, Morgan Hill, California 95037. Our telephone number is (408) 201-7100.

                                  THE OFFERING

Common stock offered for sale
   by the selling stockholders.........................      300,000 shares (1)
Common stock to be outstanding
   After offering......................................   14,958,870 shares (2)

------------
(1)      Represents shares issuable upon exercise of outstanding warrants.
(2) Based upon our issued and outstanding shares of common stock as of September 30, 2000. This number excludes 1,130,883 and 1,832,137 shares of our common stock which are issuable upon exercise of, respectively, other of our outstanding warrants and options under our stock option plans. An additional 1,386,152 shares are reserved for future grants under our stock option plans.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock offered by the selling stockholders. If all of the warrants, which relate to the common stock being offered by the selling stockholders, are exercised, we will receive gross proceeds of $1,575,000. We intend to use such proceeds for working capital and other general corporate purposes.

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                                  RISK FACTORS

         Prospective investors should consider carefully the risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus prior to making an investment in our common stock.

We have a history of operating losses and expect these losses to continue and increase, at least for the near future.

         We have experienced significant losses since we began operations. We expect to continue to incur significant losses for the foreseeable future. We incurred net losses of approximately $ 5,433,000 for the nine month period ended September 30, 2000, $7,033,400 for the year ended December 31, 1999 and $2,148,500 for the year ended December 31, 1998. We expect our expenses to increase as we expand our business but cannot assure you that our revenues will increase as a result of increased spending. If revenues grow more slowly than anticipated, or if operating expenses exceed expectations, we may not become profitable. Even if we become profitable, we may be unable to sustain profitability.

Our operating results in one or more future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors

         Our operating results are likely to fluctuate significantly in the future on a quarterly and on an annual basis due to a number of factors, many of which are outside our control. Factors that could cause our revenues to fluctuate include the following:

         .    the degree of success of new products;
         .    variations in the timing of and shipments of our products;
         .    variations in the size of orders by our customers;
         .    increased competition;
         .    the proportion of overall revenues derived from different sales channels such as distributors, OEMs and other;
         .    changes in our pricing policies or those of our competitors;
         .    the financial stability of major customers;
         .    new product introductions or enhancements by us or by
              competitors;
         .    delays in the introduction of products or product enhancements by us or by competitors;
         .    any changes in operating expenses; and
         .    general economic conditions and economic conditions specific to the software industry.

         In addition, our royalty and license revenues are impacted by fluctuations in OEM licensing activity from quarter to quarter which may involve one-time royalty payments and license fees. Our expense levels are based, in part, on expected future orders and sales. Therefore, if orders and sales levels are below expectations, our operating results are likely to be materially adversely affected. Additionally, because a significant portion of our expenses are fixed, a reduction in sales levels may disproportionately affect our net income. Also, we may reduce prices or increase spending in response to competition or to pursue new market opportunities. Because of these factors, our operating results in one or more future periods may fail to meet or exceed the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely decline.

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Our failure to adequately protect our proprietary rights may adversely affect us

         Our commercial success is dependent, in large part, upon our ability to protect our proprietary rights. We rely on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. We cannot assure you that measures we have taken will be adequate to protect us from misappropriation or infringement of our intellectual property. Despite our efforts to protect proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our intellectual property rights as fully as do the laws of the United States. Furthermore, we cannot assure you that the existence of any proprietary rights will prevent the development of competitive products. The infringement upon or loss of any proprietary rights, or the development of competitive products despite such proprietary rights, could have a material adverse effect on our business.

We face risks of claims from third parties for intellectual property infringement that could adversely affect our business

         At any time, we may receive communications from third parties asserting that features or content of our products may infringe upon their intellectual property rights. Any such claims, with or without merit, and regardless of their outcome, may be time consuming and costly to defend. We may not have sufficient resources to defend such claims and they could divert management's attention and resources, cause product shipment delays or require us to enter into new royalty or licensing agreements. New royalty or licensing agreements may not be available on beneficial terms, and may not be available at all. If a successful infringement claim is brought against us and we fail to license the infringed or similar technology, our business could be materially adversely affected.

Our business significantly benefits from strategic relationships and there can be no assurance that such relationships will continue in the future

         Our business and strategy relies to a significant extent on our strategic relationships with other companies. There is no assurance that we will be able to maintain or develop any of these relationships or to replace them in the event any of these relationships are terminated. In addition, any failure to renew or extend any licenses between us and any third party may adversely affect our business.

Because our market is new and emerging, we cannot accurately predict its future growth rate or its ultimate size, and widespread acceptance of our products is uncertain

         The market for server-based software, which enables programs to be accessed and run with minimal memory resident on a desktop computer or remote user device, still is emerging, and we cannot assure you that our products will receive broad-based market acceptance or that this market will continue to grow. Additionally, we cannot accurately predict our market's future growth rate or its ultimate size. Even if server-based software products achieve market acceptance and the market for these products grows, we cannot assure you that we will have a significant share of that market. If we fail to achieve a significant share of the server-based market or if such market does not grow as anticipated, our business, results of operations and financial condition may be adversely affected.

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We rely on indirect distribution channels for our products and may not be able to retain existing reseller relationships or to develop new reseller relationships

         Our products primarily are sold through several distribution channels. An integral part of our strategy is to strengthen our relationships with resellers such as value-added resellers, distributors, OEMs, systems integrators and other vendors to encourage these parties to recommend or distribute our products and to add resellers both domestically and internationally. We currently invest in and intend to continue to invest significant resources to expand our sales and marketing capabilities. We cannot assure you that we will be able to attract and/or retain resellers to market our products effectively. Our inability to attract resellers and the loss of any current reseller relationships could have a material adverse effect on our business, results of operations and financial condition. Additionally, we cannot assure you that resellers will devote enough resources to provide effective sales and marketing support to our products.

The bankruptcy on November 15, 1991 of a predecessor company may expose us to creditors' claim of up to $2.23 million and interest, if any

         On November 15, 1991, our predecessor, GraphOn-CA, filed for reorganization under Chapter 11 of the United States Bankruptcy Code and, later submitted a Debtor's Proposed Amended Plan of Reorganization. The plan was confirmed by order of the bankruptcy court on July 11, 1994 and the court established a plan of payment for the benefit of our creditors. Under the bankruptcy court order, we established a disbursement account into which 50% of the ongoing terminal royalties we receive from OEMs with whom we had a current relationship must be deposited to pay named creditors. For all but one unsecured creditor, payments from the disbursement account were ordered to continue up to the earlier of:

         .    the limit of our liability to each unsecured creditor; or
         .    through the year 2000.

         However, the largest unsecured creditor's claim, which currently totals approximately $964,000, must be paid from available funds, if any, in the disbursement account until such amount is fully paid. Our total remaining liability under the bankruptcy, as of September 30, 2000, is limited to the lesser of:

         .    approximately $2,230,000; or
         .    50% of future ongoing terminal royalties we received from the
              OEMs.

         To date, only royalties received pursuant to some of our license agreements existing at the time of the bankruptcy have been deposited into the disbursement account, and we have not deposited into such account or paid creditors out of royalties received or currently received on our subsequently developed and licensed server-based technology. We believe that our royalty payment obligations under the bankruptcy court order relate only to licenses in place as of July 11, 1994, and no payments to creditors have been made since November 14, 1997. We cannot assure you that a court will not interpret our obligation to include payments to the disbursement account from royalties earned from subsequent licenses of the server-based technology or licenses that we secure in the future, or that our current technology will not be deemed derivative of our technology existing at July 11, 1994. Consequently, we cannot assure you that we will not be required to repay creditors referenced in the bankruptcy proceedings the full amount of our liability, which is approximately $2,230,000, and interest on any payments that a court deems to be owed based upon a ruling that our interpretation is wrong. In addition, we cannot guarantee you that a creditor will not assert a claim for payment out of the royalties from subsequent licenses of the server-based technology. Such claims could be costly and time-consuming for us. If any of

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these events takes place, it could have a material adverse effect on our business, financial condition and results of operations.

Our failure to manage expanding operations could adversely affect us.

         To exploit the emerging server-based software market, we must rapidly execute our business strategy and further develop products while managing our anticipated growth in operations. To manage our growth, we must:

         .    continue to implement and improve our operational, financial and management information systems;
         .    hire and train additional qualified personnel;
         .    continue to expand and upgrade core technologies; and
         .    effectively manage multiple relationships with various licensees, consultants, strategic and technological partners and other third parties.

         We cannot assure you that our systems, procedures, personnel or controls will be adequate to support our operations or that management will be able to execute strategies rapidly enough to exploit the market for our products and services. Our failure to manage growth effectively or execute strategies rapidly could have a material adverse effect on our business, financial condition and results of operations.

Competition for key management and other personnel in our industry is intense, and we may not be successful in attracting and retaining these personnel.

         Our success and business strategy is dependent in large part on our ability to attract and retain key management and other personnel. Such individuals are in high demand and often have competing employment offers. In particular, our success depends on our ability to retain the services of Mr. Walter Keller, our President and Chief Executive Officer, and Ms. Robin Ford, our Executive Vice President of Marketing and Sales. We have entered into employment agreements with these individuals that each contain non-competition and confidentiality covenants. We currently anticipate the need to attract additional sales, marketing, financial and software engineer personnel in the near future. Competition for such personnel in the computer software and services industry is intense, and therefore, we cannot assure you we will be able to attract or retain such personnel. The loss of the services of one or more members of our management group or the inability to retain or hire additional personnel as needed may have a material adverse effect on our business.

The market in which we participate is highly competitive and has more established competitors.

         The market we participate in is intensely competitive, rapidly evolving and subject to technological changes. We expect competition to increase as other companies introduce additional competitive products. In order to compete effectively, we must continually develop and market new and enhanced products and market those products at competitive prices. As markets for our products continue to develop, additional companies, including companies in the computer hardware, software and networking industries with significant market presence, may enter the markets in which we compete and further intensify competition. A number of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, sales, technical, marketing and other resources than we do. We cannot assure you that our competitors will not develop and market competitive products that will offer superior price or performance features or that new competitors will not enter our markets and offer such products. We believe that we will need to invest increasing financial resources in research and development to remain competitive in the future. Such financial resources may not be available to us at the time or times that we need them or upon terms acceptable to us. We cannot assure you that we will be able to establish and maintain a significant market position in the face of our competition and our failure to do so would adversely affect our business.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements including statements regarding, among other items, business strategy, growth strategy and anticipated trends in our business, which are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, including those set forth in "Risk Factors," describe factors, among others, that could contribute to or cause such differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock offered by the selling stockholders. If all of the warrants, which relate to the common stock being offered by the selling stockholders, are exercised, we will receive gross proceeds of $1,575,000. We intend to use such proceeds for working capital and other general corporate purposes.

                              SELLING STOCKHOLDERS

         This prospectus relates to our registration, for the account of the selling stockholders, of an aggregate of 300,000 shares of our common stock underlying certain of our warrants, pursuant to registration rights granted by us to the selling stockholders.

         We believe, based on information supplied by the following persons, that except as noted, the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own. The last column in this table assumes the sale of all of our shares offered by this prospectus.

                                                                        Common Stock
                                           Shares Beneficially           Offered By
                                             Owned Prior To               Selling             Shares Beneficially
                                                Offering                 Stockholder          Owned After Offering
                                          ---------------------        --------------       ------------------------
              Names of
        Selling Stockholders                     Number                    Number             Number       Percent
-------------------------------------     ---------------------        --------------       ----------   -----------
EarlyBirdCapital, Inc...........                142,500                   142,500               -0-          -0-
Denis Frelinghuysen.............                 28,402                    28,402               -0-          -0-
Wayne Brannen...................                 28,402                    28,402               -0-          -0-
Anthony Stoss...................                 57,783                    57,783               -0-          -0-
Steve Levene....................                 15,670                    15,670               -0-          -0-
David Nussbaum..................                  8,325                     8,325               -0-          -0-
Robert Gladstone................                  1,959                     1,959               -0-          -0-
Dave Karlin.....................                  1,959                     1,959               -0-          -0-
Graubard Mollen & Miller........                 15,000                    15,000               -0-          -0-

         The sale of the selling stockholders' shares may be effected from time to time in transactions, which may include block transactions by or for the account of the selling stockholders, in the NASDAQ National Market or in negotiated transactions, or through the writing of options on the selling stockholders' shares, a combination of these methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

         The selling stockholders may effect the transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the selling stockholders' shares from time to time in The Nasdaq National Market, in negotiated transactions, or otherwise. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with these transactions, broker-dealers may engage in short sales of the shares. The selling stockholders may also sell shares short and deliver these shares to close out their short positions. Selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of these shares to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also pledge these shares to a broker-dealer who, upon a default, may sell or otherwise transfer these shares.

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

         These broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchaser for whom such broker-dealers may act as agents or to whom they may sell as principals or both, which compensation as to a particular broker-dealer may be in excess of customary commissions.

         The selling stockholders and broker-dealers, if any, acting in connection with these sales might be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act. Any commission they receive and any profit upon the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

         We have advised the selling stockholders that during such time as they may be engaged in a distribution of the common stock covered by this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

         Sales of any shares of common stock by the selling stockholders may depress the price of the common stock in any market that may develop for the common stock.

         Any securities covered by this prospectus that qualify for sale pursuant to SEC Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

         There can be no assurance that the selling stockholders will sell any or all of the shares of common stock covered by this prospectus.

                                  LEGAL MATTERS

         The validity of the shares of our common stock covered by this prospectus has been passed upon by Sonnenschein Nath & Rosenthal, New York, New York.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report, and are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered hereby. This prospectus does not contain all of the

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

information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

         For further information with respect to Graphon Corporation and the common stock offered by this prospectus, we refer you to the registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available through the SEC's Web site at the following address: http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

         .    our Annual Report on Form 10-K for the year ended December 31,
              1999;
         .    our Quarterly Reports on Form 10-Q, as amended, for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;
         .    our Current Report on Form 8-K dated April 6, 2000;
         .    our most recent Proxy Statement, filed on May 1, 2000; and
         .    the description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.

         Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

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

         You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

                  Graphon Corporation
                  400 Cochrane Circle
                  Morgan Hill, California  95037
                  (408) 201-7100

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